Pricing Supplement No.10 Dated April 6, 1999
(To Prospectus and Prospectus Supplement Dated March 26, 1998)

                                                        Rule 424(b)(3)
                                                        Registration Statement
                                                        No. 333-41059

                               U.S. $5,000,000,000
                            FORD MOTOR CREDIT COMPANY
                       MEDIUM-TERM NOTES DUE FROM 9 MONTHS
                         TO 30 YEARS FROM DATE OF ISSUE


         Ford Motor Credit Company has designated $2,000,000,000 aggregate principal amount of its Medium-Term Notes Due from 9 Months to 30 Years from Date of Issue having the specific terms set forth below. Chase Securities Inc. has agreed to purchase the Notes at a price of 99.98% of their principal amount for resale at an initial public offering price of 100% of their principal amount. After the initial public offering, the offering price may be changed. See the accompanying Prospectus and Prospectus Supplement for further information regarding the Notes described in this Pricing Supplement.


         Issue Date:                        April 9, 1999

         Principal Amount:                  $2,000,000,000

         Interest Rate Basis:               Prime Rate (as hereinafter defined)

         Spread:                            Minus 280 basis points (2.80%)

         Interest Payment
          Dates: Quarterly on the 5th day of the months of February, May, August and November during the period commencing August 5, 1999, and ending on the Stated Maturity

         Stated Maturity:                   May 5, 2000

         Interest Determination
              Dates:                        Daily as hereinafter provided

         Interest Reset Dates:              Daily as hereinafter provided

         Reference Agent:                   The Chase Manhattan Bank



                              CHASE SECURITIES INC.


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                              DESCRIPTION OF NOTES


         The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the Notes set forth in the accompanying Prospectus Supplement and of the Debt Securities set forth in the accompanying Prospectus, to which descriptions reference is hereby made. All terms used but not defined herein which are defined in the accompanying Prospectus or Prospectus Supplement shall have the meanings therein assigned to them.

INTEREST

         Interest on the Notes will be payable quarterly on the 5th day of the months of February, May, August and November during the period commencing August 5, 1999 and ending on May 5, 2000 (the "Maturity Date") to the person in whose name any Note is registered on the close of business fifteen days preceding each Interest Payment Date or on the Maturity Date, as the case may be. The Notes are not subject to redemption prior to the Maturity Date.

         The per annum interest rate on the Notes (the "Interest Rate") in effect for each day of an Interest Period will be equal to the Prime Rate minus 280 basis points (2.80%). The Interest Rate for each Interest Period will be reset on each Business Day during the period commencing with April 9, 1999 and ending May 4, 2000 (each such day an "Interest Reset Date"); provided, however, that the first Business Day preceding any Interest Payment Date or the Maturity Date, as the case may be, shall not be deemed to be an Interest Reset Date. The interest determination date with respect to each Interest Reset Date (the "Interest Determination Date") shall be such Interest Reset Date. "Interest Period" shall mean the period from and including an Interest Reset Date to but not including the next succeeding Interest Reset Date, and in the case of the last Interest Period in an Interest Payment Period, from and including the second Business Day preceding such Interest Payment Date or the Maturity Date, as the case may be. "Business Day" shall mean any day that is not a Saturday or a Sunday and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

         "Interest Payment Period" shall mean the period from and including an Interest Payment Date, or in the case of the first such period, April 9, 1999 to and including the day prior to the next Interest Payment Date and, in the case of the last such period, to but not including the Maturity Date.

         The "Prime Rate" shall mean the rate determined in accordance with the following provisions:

                For each Interest Reset Date, The Chase Manhattan Bank (the "Reference Agent"), as an agent for the Company, will determine the Prime Rate which shall be the prime rate or base lending rate on the date as such a rate is published in H.15 (519) under the heading "Bank Prime Loan". In the event that such rate is not so published on or prior to the Calculation Date pertaining to the Interest Payment Period in which such Calculation Date occurs, then the Prime Rate shall be calculated by the Reference Agent and shall be the arithmetic mean of the rates of interest publicly announced by each bank that appeared on the Reuters Screen US PRIME 1 Page (as defined below) as such bank's prime rate or base lending rate as in effect for such Interest Reset Date as quoted on the Reuters Screen US PRIME 1 Page. If fewer than four such rates appear on the Reuters Screen US PRIME 1 Page on such date, then the Prime Rate shall be the arithmetic mean of the prime rates or base lending rates (quoted on the basis of the actual number of days in the year divided by a 360-day year) as of the close of business on such Interest Reset Date by three major banks in The City of New York selected by the Reference Agent; provided, however, that if fewer than three such selected banks were quoted as described in this sentence, the Interest Rate shall be the Interest Rate in effect on the day prior to such Interest Reset Date. "Reuters Screen US PRIME 1 Page" means the display page designated as page "US PRIME 1" on the Reuters Monitor Money Rates Service (or such other page as may replace the US PRIME 1 Page on that service for the purpose of displaying prime rates or base lending rates of major United States banks). The "Calculation Date" pertaining to any Interest Period occurring in an Interest Payment Period shall be the second Business Day preceding the last day of such Interest Payment Period.

         The amount of interest for each day that the Notes are outstanding (the "Daily Interest Amount") will be calculated by dividing the Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of the Notes. The amount of interest to be paid on the Notes for each Interest Payment Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Payment Period.

         In any case in which an Interest Payment Date is not a Business Day, payment of interest shall be made on the next succeeding Business Day and the Interest Payment Period scheduled to end on such Interest Payment Date shall end on such next succeeding Business Day. If the Maturity Date is not a Business Day, payment of principal and interest shall be made on the next succeeding Business Day and no interest will accrue for the period from and after the Maturity Date.

         The Interest Rate will in no event (i) be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application, or (ii) be less than zero.

         The Interest Rate for each Interest Period and the amount of interest to be paid on the Notes for each Interest Payment Period will be determined by the Reference Agent. All calculations made by the Reference Agent shall in the absence of manifest error be conclusive for all purposes and binding on Ford Credit and the holders of the Notes. So long as the Prime Rate is required to be determined with respect to the Notes, there will at all times be a Reference Agent. In the event that any then acting Reference Agent shall be unable or unwilling to act, or that such Reference Agent shall fail duly to establish the Prime Rate for any Interest Period or the Interest Rate for any Interest Period, or that Ford Credit proposes to remove such Reference Agent, Ford Credit shall appoint itself or another person which is a bank, trust company, investment banking firm or other financial institution to act as the Reference Agent.